FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE Year Ended 2009

ENERSIS
ANNOUNCES CONSOLIDATED RESULTS
FOR YEAR ENDED DECEMBER 31st, 2009

Highlights for the Period

SUMMARY

• For the year ended on December 31st, 2009, Enersis’ Net Income attributable to the Parent Company was Ch$660,231 million, an increase of 30% with respect to the same period in 2008.

• Despite the recent tightening environment as consequence of the global economic recession, we registered an increase of 3.4% in physical sales in generation, and 1% increase in physical sales in distribution. This confirms the stability of our business.

• Adequate commercial and operating policies applied within the Group and the efficiency achieved across our companies allowed a continuous improvement in profitability even in a difficult economic scenario.

• Our flexible investment plan has been adapted to the new market conditions, always maintaining our commitment to provide the best service quality to our clients and to keep our liquidity at optimal levels.

Consolidated figures are detailed as follows:

• Operating Costs decreased 3.6% amounting to Ch$4,525,252 million.

• EBITDA (Gross Operating Income) increased 7.2% to Ch$2,444,934.

• Operating Income grew 3.3% up to Ch$ 1,924,636 million, as a result of the better performance of the Generation and Transmission Businesses.

• The relative contribution of the two lines of business is as follows:

• Generation and Transmission     61%

• Distribution                                39%

GENERATION AND TRANSMISSION BUSINESSES

Consolidated results figures for the Generation and Transmission Businesses are detailed as follows:

• Operating Costs decreased 15.3% .

• EBITDA increased 16.2%, amounting to Ch$1,462,993 million.

• Operating Income increased 14.2% amounting to Ch$1,192,408 million, mainly explained by the performance of the operations in Chile, Colombia and Peru.

Factors that impacted these results are:

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PRESS RELEASE Year Ended 2009

• Consolidated physical sales level grew by 3.4% .

• Hydro generation showed an 5.8% overall increase.

• During 2009, WTI reached an average price of US$ 68.2/barrel, representing a 32% average annual drop.

In Chile, Contribution margin increased 17%, which is explained mainly by the following:

• Lower liquid fuel prices and purchases.
• Better purchase-production mix due to higher hydrology.
• Higher gas availability improving efficiency.

In Colombia, Contribution margin increased 16%, which is explained mainly by the following:

• Higher sales prices, partially explained by the “El niño” phenomenon.
• Higher sale volume of contracted energy.

In Peru, Contribution margin increased 29%, as a result of:

• Better purchase-production mix due to higher hydrology, and
• Lower purchase costs in the spot market.

In Argentina, Contribution margin increased 11%, as a result of:
• Better purchase-production mix due to higher hydrology.

In Brazil, Contribution margin increased 8%, as a result of:
• Lower energy purchase costs.

DISTRIBUTION BUSINESS

Consolidated figures for the Distribution Business are detailed as follows:

• Operating Revenues increased 4.1%, amounting Ch$ 4,218,450 million.

• Operating income decreased by 7.5% amounting to Ch$761,417 million, mainly explained by Chilectra’s tariffs revisions, partially offset by positive performance of Ampla, Coelce, and Edelnor.

Factors that influenced these results are the following:

• Lower sales-purchase margins, partially compensated by:

• Consolidated physical sales grew by 1.0% with respect to 2008, mainly explained by demand growth in our subsidiaries in Brazil and Peru.

• Addition of 375 thousand new clients. This is equivalent to the incorporation of a new mid size Distribution Company every year.

In Chile, Contribution margin decreased 23%, which is explained mainly by the following:

• Lower sales-purchase margins resulting from lower VAD index as a result of the November 2008 tariff setting and Subtransmission decree which apply since January 2009.

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PRESS RELEASE Year Ended 2009

• Higher energy losses.

In Argentina, Contribution margin decreased 2%, as a result of:

• Lower sales-puchase margin, due to different clients’ mix.

In Brazil, Contribution margin increased 11%, as a result of:

• Higher average sales prices and tolls in Ampla,
• Higher average sales prices and lower energy losses in Coelce.

In Colombia, Contribution margin increased 6%, which is explained mainly by the following:

• Higher sales-purchase margins derived from lower hydrology in the system.

In Peru, Contribution margin increased 12%, as a result of:

• Higher sales-purchase margins
• Lower energy losses

FINANCIAL SUMMARY

• Consent solicitation approval for the Yankee Bonds of Enersis and Endesa Chile, restricting the cross default and insolvency clause only to the Issuer and its Chilean subsidiaries cross default and insolvency clauses. A default in our subsidiaries outside Chile no longer affects our yankee bonds.

• The average interest rate, a major cost factor, fell from 8.7% to 7.9%, a positive development for the overall Group.

• Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below:

• Non committed credit lines: US$ 550 million available in the aggregate for Enersis and Endesa Chile in the local markets, and committed credit lines for US$ 300 million in undrawn revolving debt facilities in the international markets and US$200 in the local markets.

• Cash and cash equivalents amount to US $2,238 million.

• Coverage and Protection: In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect our cash flows and balance sheet from variations in these variables. As a complement to these policies, we have contracted not-speculative-derivative instruments.

• Exchange rate policy is based on cash flows and it strives to maintain a balance between the flows indexed to US dollars and the assets and liabilities in such currency. In addition to this policy, we have contracted Cross currency swaps for a total amount of US$ 976 million and Forwards, for US$ 118 million.

• In order to reduce volatility on financial results due to changes in market rate, we attempt to maintain an adequate balance in debt structures. Additionally, we have contracted Interest rate swaps for US$ 382 million and Collars, for a value of US$ 40 million.

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PRESS RELEASE Year Ended 2009

The aforementioned financial tools are being permanently evaluated and adjusted to the changing macroeconomic scenario, in order to achieve the most efficient levels of protection.

Enersis Debt management and Coverage and Protection internal policies explain the most important reason behind our solid liquidity position: the very stable nature of our business.

MARKET SUMMARY

During 2009, Chile’s Stock market showed a high relative performance compared to other world stock markets and continue showing strength having high exposure to sectors commonly considered as defensive. The IPSA registered the highest annual performance over the last 16 years, outperforming other world benchmarks: Dow Jones Industrials: +18.8%, S&P 500: +23.5%, UKX: +22.1%, FTSE 250: +46.3% and IBEX: +29.8% .

Enersis shares showed high performance in both of the markets where they are traded. Enersis’ ADRs outperformed representative US stock market indexes, showing a positive return of 79.4% . Following the Chilean Stock market, Enersis Share price increased 40.2% YTD from Ch$164.7 to Ch$230.9.

In addition, during this year, Enersis continued to be among the most traded companies at the Santiago Stock Exchange, with an average trading volume of US$ 7.8 million in 2009.

Top Five Daily Average Traded Amount at SSE in 2009

Thousand US$

SQM-B	17,608
D&S	16,289
ENDESA CHILE	8,468
ENERSIS	7,840
CAP	7,582

Source: Santiago Stock Exchange

RISK RATING CLASSIFICATION INFORMATION

Enersis credit profile has continued to strengthen in 2009, with improvements in the liquidity position and reduction of leverage levels. The positive perspective of the operational and credit profile of Enersis has been reflected in the very recent upgrade made by Fitch Ratings to our Foreign and Local Currency Issuer Default Ratings and Enersis Yankee Bonds to “BBB+” from “BBB”. Similarly, it made an upgrade of our Domestic Ratings to AA from AA-.

The new ratings are further supported by its diversified asset portfolio, strong credit metrics, adequate debt composition and ample liquidity. Enersis' geographic diversification through Latin America provides a hedge to different regulations and weather conditions and, its operating subsidiaries are financially strong and have leading market positions.

The current risk classifications are:

• International Ratings:

Enersis	S&P	Moody’s	Fitch
Corporate	BBB, Stable	Baa3, Stable	BBB+, Stable

• Domestic Ratings (for securities issued in Chile):

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PRESS RELEASE Year Ended 2009

Enersis	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA-, Stable	AA, Stable

Risk classification of the countries where Enersis has its operations also experienced positive changes during 2009. Moody's upgraded Peru's and Brazil’s foreign currency ratings to Investment grade level.

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PRESS RELEASE Year Ended 2009

TABLE OF CONTENTS

Summary	1
Generation and Transmission Businesses	1
Distribution Business	2
Financial Summary	3
Market Summary	4
Risk Rating Classification Information	4

TABLE OF CONTENTS	6

GENERAL INFORMATION	8
SIMPLIFIED ORGANIZATIONAL STRUCTURE	9

MARKET INFORMATION	10
EQUITY MARKET	10
DEBT MARKET	12

CONSOLIDATED INCOME STATEMENT ANALYSIS	12
NET INCOME	12
UNDER IFRS	13
OPERATING INCOME	14
NET FINANCIAL INCOME	15
TAXES	15
CONSOLIDATED BALANCE SHEET ANALYSIS	16
ASSETS UNDER IFRS	16

BOOK VALUE AND ECONOMIC VALUE OF ASSETS	18
LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER IFRS	19
DEBT MATURITY WITH THIRD PARTIES, MILLION CH$	21
DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$	22
EVOLUTION OF KEY FINANCIAL RATIOS	22

CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	24
UNDER IFRS	24
UNDER IFRS	25
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE	26
CAPEX AND DEPRECIATION	27

THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP	27

ARGENTINA	30
GENERATION	30
Endesa Costanera	30
El Chocón	30
DISTRIBUTION	31
Edesur	31

BRAZIL	32
ENDESA BRASIL	32
GENERATION	32
Cachoeira	32

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PRESS RELEASE Year Ended 2009

Fortaleza (cgtf)	33
TRANSMISSION	33
CIEN	33
DISTRIBUTION	34
Ampla	34
Coelce	34

CHILE	35
GENERATION	35
Endesa Chile	35
DISTRIBUTION	36
Chilectra	36

COLOMBIA	38
GENERATION	38
Emgesa	38
DISTRIBUTION	38
Codensa	38

PERU	39
GENERATION	39
Edegel	39
DISTRIBUTION	39
Edelnor	39
OPERATING INCOME BY SUBSIDIARY	40

CONFERENCE CALL INVITATION	42
CONTACT INFORMATION	43
DISCLAIMER	43

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PRESS RELEASE Year Ended 2009

GENERAL INFORMATION

(Santiago, Chile, Wednesday 27th, January 2010) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for year ended on December 31st, 2009. All figures are in Ch$, under International Financial Reporting Standards (IFRS). Variations refer to the period between December 31st, 2008 and December 31st, 2009.

Figures as of December 31st, 2009 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$1 = Ch$507.10 as of December 31st, 2009 for the Balance Sheet, and 2009 average exchange rate of US$1 = Ch$559.66 for the Income Statement, Cash Flow Statements, Capex and Depreciation.

The consolidation includes the following investment vehicles and companies,

a) In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, Synapsis, CAM, and Inmobiliaria Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of December 31st, 2008.

* Includes Endesa Chile Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, Túnel El Melón), non Chilean subsidiaries (Costanera, El Chocón, Edegel and Emgesa) and jointly controlled companies or associates companies (Gas Atacama, Trasquillota and HidroAysén).

** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE Year Ended 2009

SIMPLIFIED ORGANIZATIONAL STRUCTURE

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PRESS RELEASE Year Ended 2009

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

The chart below shows the performance of Enersis’ ADR (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months:

Santiago Stock Exchange (BCS)

The chart below shows the performance of Enersis’ Chilean stock price over the last 12 months compared to the selective Chilean selective Stock Index (IPSA):

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PRESS RELEASE Year Ended 2009

Madrid Stock Exchange (Latibex) - Spain

The chart below, shows Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the Local Stock Index (IBEX):

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PRESS RELEASE Year Ended 2009

DEBT MARKET

Yankee Bonds Price Evolution

The following chart shows the pricing of our two of our Yankee Bonds over the last twelve months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

(*) IShares Iboxx Corporate Investment Grade Bonds Fund is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

CONSOLIDATED INCOME STATEMENT ANALYSIS

NET INCOME

Enersis’ Net Income attributable to parent company for the year 2009 was Ch$660,231 million, representing a 30.1% increase over the previous year, which was Ch$507,590 million.

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PRESS RELEASE Year Ended 2009

UNDER IFRS

Table 1

CONS. INCOME STATEMENT	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Sales	6,080,511	6,076,108	(4,403)	(0.1%)	10,856,715
Energy sales	5,542,099	5,559,765	17,666	0.3%	9,934,119
Other sales	44,694	53,899	9,205	20.6%	96,306
Other services	493,718	462,444	(31,274)	(6.3%)	826,289
Other operating income	479,080	373,781	(105,299)	(22.0%)	667,867

Revenues	6,559,591	6,449,888	(109,703)	(1.7%)	11,524,582

Power purchased	(1,624,239)	(1,559,449)	64,790	4.0%	(2,786,404)
Cost of fuel consumed	(847,411)	(580,238)	267,173	31.5%	(1,036,761)
Transportation expenses	(294,860)	(277,037)	17,823	6.0%	(495,006)
Other variable procurements and services	(776,441)	(789,127)	(12,686)	(1.6%)	(1,410,003)

Procurements and Services	(3,542,952)	(3,205,851)	337,101	9.5%	(5,728,176)

Contribution Margin	3,016,640	3,244,037	227,397	7.5%	5,796,406

Work on non-current assets	32,600	33,731	1,131	3.5%	60,269
Employee expenses	(322,628)	(370,402)	(47,774)	(14.8%)	(661,831)
Other fixed operating expenses	(445,250)	(462,432)	(17,182)	(3.9%)	(826,267)

Gross Operating Income (EBITDA)	2,281,361	2,444,934	163,573	7.2%	4,368,578

Depreciation and amortization	(417,710)	(520,297)	(102,587)	(24.6%)	(929,661)

Operating Income	1,863,651	1,924,636	60,985	3.3%	3,438,917

Net Financial Income	(419,330)	(309,118)	110,212	26.3%	(552,329)

Financial income	181,753	159,670	(22,083)	(12.1%)	285,297
Financial expenses	(515,108)	(482,473)	32,635	6.3%	(862,076)
Income (Loss) for indexed assets and liabilities	(62,378)	21,781	84,159	134.9%	38,919
Foreign currency exchange differences, net	(23,633)	(8,235)	15,398	65.2%	(14,715)
Gains	74,524	77,957	3,433	4.6%	139,292
Losses	(98,157)	(80,481)	17,676	18.0%	(143,803)
Effect of Derivatives in Exchange
Gains (Losses)	3,944	(5,711)	(9,655)	-	(10,203)
Net Income from Related Comp. Cons. By the Prop.
Eq. Method	3,261	2,236	(1,025)	(31.4%)	3,995
Net Income from other investments	36	138	102	-	246
Net Income from sales of assets	2,503	53,311	50,808	-	95,256

Net Income Before Taxes	1,450,085	1,671,065	220,980	15.2%	2,985,839

Income Tax	(415,903)	(359,738)	56,165	13.5%	(642,775)
Continued Operations Result	1,034,182	1,311,328	277,146	26.8%	2,343,064
Gain (Loss) from discontinued operations, Net
from taxes	-	-	-	-	-
Dicontinued Operations Result	1,034,182	1,311,328	277,146	26.8%	2,343,064

NET INCOME	1,034,182	1,311,328	277,146	26.8%	2,343,064

Net Income Attributable to Owners of the	507,590	660,231	152,641	30.1%	1,179,693
Company

Net Income Attributable to Minority Interest	526,592	651,097	124,505	23.6%	1,163,371

	Ch$ /share				US$ / ADR

	2008	2009	Var 08-09	Chg %	2009

Earning per share	15.5	20.2	4.7	30.1%	1.8

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PRESS RELEASE Year Ended 2009

OPERATING INCOME

Operating Income for the period ending December 31, 2009 increased by Ch$60,656 million, from Ch$1,863,651 million to Ch$ 1,924,636 million as of December 2009, representing an increase of 3.3% . Likewise, the EBITDA increased by Ch$163,573 million or 7.2%, amounting to Ch$2,444,934 million; the above is mainly due to good operating policies under a complex economic scenario.

Operating Revenues and costs, broken down by business line for the years ending December 31st, 2008 and 2009 are:

Table 2

Operating Income by Businesses	Generation and Transmission				Distribution
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$

	2008	2009		2009	2008	2009		2009

Operating Revenues	2,833,397	2,708,358	-4.4%	4,839,260	4,051,041	4,218,450	4.1%	7,537,475
Operating Costs	(1,789,663)	(1,515,949)	-15.3%	(2,708,680)	(3,227,459)	(3,457,033)	7.1%	(6,176,984)

Operating Income	1,043,734	1,192,408	14.2%	2,130,580	823,582	761,417	-7.5%	1,360,491

Operating Income by Businesses	Eliminations and Others				Consolidated
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$

	2008	2009		2009	2008	2009		2009

Operating Revenues	(324,847)	(476,919)	46.8%	(852,153)	6,559,591	6,449,888	-1.7%	11,524,582
Operating Costs	321,181	447,730	39.4%	799,999	(4,695,941)	(4,525,252)	-3.6%	(8,085,665)

Operating Income	(3,665)	(29,189)	696.4%	(52,154)	1,863,651	1,924,636	3.3%	3,438,917

Generation and Transmission Businesses increased its operating income by Ch$148,674 million, equivalent to 14.2%, and totaling Ch$1,192,408 million. Physical sales increased 3.4% amounting to 66,728 GWh as of December 2009 (64,551 GWh, in December 2008).

Operating income for Generation and Transmission business line, by country in the following table:

Table 3

Generation & Transmission		Chile				Argentina				Brazil
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$

	2008	2009		2009	2008	2009		2009	2008	2009		2009

Operating Revenues	1,609,158	1,373,231	-14.7%	2,453,672	291,376	303,112	4.0%	541,597	322,896	318,322	-1.4%	568,774
% of consolidated	57%	51%		51%	10%	11%		11%	11%	12%		12%

Operating Costs	(1,041,422)	(733,191)	-29.6%	(1,310,056)	(248,526)	(255,376)	2.8%	(456,302)	(159,277)	(140,550)	-11.8%	(251,134)
% of consolidated	58%	48%		48%	14%	17%		17%	9%	9%		9%

Operating Income	567,737	640,040	12.7%	1,143,616	42,851	47,737	11.4%	85,295	163,618	177,772	8.7%	317,640

Generation & Transmission	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$

	2008	2009		2009	2008	2009		2009	2008	2009		2009

Operating Revenues	208,497	213,625	2.5%	381,702	401,470	500,964	24.8%	895,117	2,833,397	2,708,358	-4.4%	4,839,260
% of consolidated	7%	8%		8%	14%	18%		18%

Operating Costs	(156,551)	(137,576)	-12.1%	(245,820)	(184,652)	(250,153)	35.5%	(446,970)	(1,789,663)	(1,515,949)	-15.3%	(2,708,680)
% of consolidated	9%	9%		9%	10%	17%		17%

Operating Income	51,946	76,049	46.4%	135,883	216,818	250,811	15.7%	448,147	1,043,734	1,192,408	14.2%	2,130,580

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PRESS RELEASE Year Ended 2009

Distribution business decreased its operating income by Ch$62,165 million, equivalent to 7.5% and totaling Ch$761,417 million.

Physical sales amounted to 63,417 GWh, representing an increase of 612 GWh, equivalent to 1.0% variation. Our customers increased by 375 thousand, amounting 12,792 thousand customer base.

Operating income for Distribution line of business, detailed by country, as follows:

Table 4

Distribution		Chile				Argentina				Brazil
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$

	2008	2009		2009	2008	2009		2009	2008	2009		2009

Operating Revenues	1,078,280	1,084,346	0.6%	1,937,497	333,266	324,518	-2.6%	579,844	1,724,688	1,767,754	2.5%	3,158,601
% of consolidated	27%	26%		26%	8%	8%		8%	43%	42%		42%

Operating Costs	(864,657)	(955,314)	10.5%	(1,706,944)	(287,639)	(292,642)	1.7%	(522,889)	(1,416,280)	(1,429,554)	0.9%	(2,554,309)
% of consolidated	27%	28%		28%	9%	8%		8%	44%	41%		41%

Operating Income	213,623	129,032	-39.6%	230,553	45,627	31,876	-30.1%	56,955	308,408	338,200	9.7%	604,292

Distribution	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$	Million Ch$		Chg%	Thousand US$

	2008	2009		2009	2008	2009		2009	2008	2009		2009

Operating Revenues	253,652	301,472	18.9%	538,667	661,154	740,360	12.0%	1,322,866	4,051,041	4,218,450	4.1%	7,537,475
% of consolidated	6%	7%		7%	16%	18%		18%	100%	100%		100%

Operating Costs	(200,708)	(239,047)	19.1%	(427,127)	(458,174)	(540,475)	18.0%	(965,715)	(3,227,459)	(3,457,033)	7.1%	(6,176,984)
% of consolidated	6%	7%		7%	14%	16%		16%	100%	100%		100%

Operating Income	52,944	62,425	17.9%	111,540	202,980	199,885	-1.5%	357,151	823,582	761,417	-7.5%	1,360,491

NET FINANCIAL INCOME

The company’s net financial income as of December 31st, 2009 was negative Ch$309,118 million, representing a 26.3% improvement over the last year’s figures. This variation is mainly explained by a higher Income for Readjustment items which increased Ch$84,159 million due to changes on the Inflation Index Unit – UF (Unidades de Fomento) and its impact on Chile’s UF denominated debt. During year 2009 the UF decreased 0.3% compared to an increase of 9.0% experienced during prior year. Additionally, net interest expenses decreased Ch$10,553 million, primarily due a lower average debt and lower interest rates during the period.

During the year 2009, variations in exchange rates had a negative effect in results, mainly explained by the Chilean peso appreciation relative to foreign currencies of the countries in which Enersis operates Foreign currency exchange differences improved in Ch$15,398 million from 2008’s figure.

TAXES

Income Tax decreased Ch$56,165 million. The latter is mostly explained by decreases in: Enersis Ch$60,196 million, Coelce Ch$21,477 million, Pehuenche Ch$12,538 million and San Isidro Ch$6,019. This effect was partially offset by higher income taxes in Gas Atacama Ch$16,507 million, Emgesa Ch$12,338 million, Edegel Ch$6,997 million, Cachoeira Dourada Ch$4,774 million and Pangue Ch$4,114 million.

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PRESS RELEASE Year Ended 2009

CONSOLIDATED BALANCE SHEET ANALYSIS

ASSETS UNDER IFRS

Table 5

ASSETS		Million Ch$			Thousand US$

	2008	2009	Var 08-09	Chg %	2009

CURRENT ASSETS
Cash and cash equivalents	1,318,062	1,134,901	(183,161)	(13.9%)	2,238,022
Financial assets at fair value with changes
through net income	-	1,493	1,493	0.0%	2,945
Available-for-sale financial assets	-	-	-	-	-
Other financial assets	-	43	43	-	84
Trade accounts receivable and other
receivables, net	1,313,067	1,138,647	(174,420)	(13.3%)	2,245,408
Accounts receivable from related companies	24,747	19,014	(5,732)	(23.2%)	37,496
Inventories	96,975	56,319	(40,656)	(41.9%)	111,061
Hedging instruments	-	-	-	-	-
Prepayments	8,894	11,559	2,665	30.0%	22,795
Current tax receivable	152,700	112,176	(40,525)	(26.5%)	221,211
Other assets	28,276	26,942	(1,333)	(4.7%)	53,130
Non-current assets (or disposal groups)
classified as held for sale	-	70,361	70,361	-	138,751

Total currrent assets	2,942,721	2,571,456	(371,265)	(12.6%)	5,070,904

OTHER ASSETS
Available-for-sale financial assets	22,495	2,513	(19,982)	(88.8%)	4,955
Other financial assets	1,746	25,746	24,000	-	50,771
Trade accounts receivable and other
receivables, net	319,284	194,977	(124,306)	(38.9%)	384,495
Accounts receivable from related companies	641	-	(641)	(100.0%)	-
Investments in associates accounted for
using the equity method	37,834	21,281	(16,552)	(43.7%)	41,967
Intangibles assets, net	2,626,894	2,947,474	320,580	12.2%	5,812,412
Property, plant and equipment, net	7,215,792	6,864,071	(351,721)	(4.9%)	13,535,932
Investment properties	26,369	31,232	4,863	18.4%	61,589
Deferred tax assets	511,301	454,897	(56,404)	(11.0%)	897,055
Hedging instruments	2,487	2,238	(249)	(10.0%)	4,413
Prepayments	1,203	834	(368)	(30.6%)	1,645
Other assets	72,410	93,421	21,011	29.0%	184,226

Total other assets	10,838,455	10,638,685	(199,771)	(1.8%)	20,979,461

TOTAL ASSETS	13,781,177	13,210,140	(571,037)	(4.1%)	26,050,365

Total Assets decreased Ch$571,037 million, and mainly due to:

• Ch$371,265 million decrease in Current Assets, equal to 12.6%, as a result of:

• Decrease in Trade accounts receivable and other receivables for Ch$174,420 million, primarily due to a reduction in trade account receivable in Codensa Ch$94,889 million, CAM Ch$32,309 million reclassified as held for sale, Edegel Ch$ 29,440 million, Edesur Ch$ 21,144 million, Gas Atacama Ch$19,486 million, Chilectra Ch$19,350 million, Costanera Ch$6,274 million, Edelnor Ch$5,828 million and Pehuenche Ch$5,566 million. The former negative changes were partially compensated by increases in El Chocón for Ch$26,657 million and Ampla for Ch$23,517 million.

Pg. 16

PRESS RELEASE Year Ended 2009

• Decrease in Inventories by Ch$40,656 million, due to the decrease of CAM by Ch$24,600 million, which were transferred to assets held for sale, in Endesa Chile by Ch$8,962 million, Codensa Ch$5,135 million and Edelnor Ch$2,437 million.

• Decrease in Current tax receivable by Ch$40,525 million, mainly in Coelce Ch$12,401 million, Edesur Ch$8,405 million, Endesa Chile for Ch$7,998 million, Ampla in Ch$6,622 million and CAM in Ch$3,703 million.

• Ch$183,161 million decrease in cash and cash equivalent, primarily explained by decreases in times deposits in Endesa Chile for Ch$305,403 million used to pay debt and dividends and Enersis for Ch$89,200 million. This decrease in cash and cash equivalent was partially offset by increases in time deposits in Codensa for Ch$130,177 million, Cien for Ch$47,030 million, Emgesa for Ch$27,013 million and CGTF for Ch$18,367 million.

The above is partially offset by the increase in Non-current assets (or disposal groups) classified as held for sale by Ch$70,361 million (CAM).

• Decrease in Non-Current Assets in Ch$199,771 million equal to 1.8%, mainly due to:

• Decrease in Property, plants and equipment, by Ch$351,721 million as consequence of Ch$396,451 million in depreciation and impairment loss of the period and conversion effect to Chilean pesos from subsidiaries with a functional currency different to the Chilean peso, by approximately Ch$553,883 million, partially offset by additions in the period by Ch$614,264 million.

• Decrease in Trade accounts receivable and other receivables, net by Ch$124,306 million mainly due to the transfer to the short term of the Atacama Finance accounts receivables for Ch$54,801 million, in Codensa for Ch$59,903 million due to the sale of “Codensa Hogar” credit portfolio and the decrease of Foninvemen by Ch$29,850 million due to the conversion effect.

• Decrease in Deferred tax assets by Ch$56,404 million mainly due to the decrease of assets generated for deferred taxes derived from fiscal losses.

• Decrease in Available-for-sale financial assets in Ch$19,982 million due to the sale of EEB shares.

The above is partially offset by:

• Increase in Intangible Assets, net by Ch$ 320,580 million due to the increases in goodwill for Ch$140,068 million and the increase in concessions intangibles assets for Ch$173,493 million.

• Increase in other financial assets by Ch$24,000 million due to deposits in guaranty hold by Enersis as a backup of swaps.

• Increase in other assets by Ch$21,011 million due to more guaranties given in Ampla and Coelce in Brazil.

Pg. 17

PRESS RELEASE Year Ended 2009

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

Regarding the more important assets, the following should be mentioned:

Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss they have been subject to. Properties, Plants and Equipment, net of their residual value, if applicable, are depreciated by linearly distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

The capital gain (lower investments or goodwill value) generated by consolidation represents the acquisition cost surplus on the Group’s share in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a Subsidiary at the time of acquisition.

Capital gain is not amortized. Instead, at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.d to the Consolidated Financial Statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller Group of identifiable assets that generate independent cash incomes. As a result of this assessment, it has been determined that there is no impairment associated to businesses acquired, with the exception of the investment of our joint subsidiary Gas Atacama Holding Ltda., whose proof of depreciation determined that during 2007 the value recovered from said investment was in fact lower than its book value, thereby making provision for such.

Assets expressed in foreign currency are submitted at the prevalent exchange rate at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long term maturities. These operations are adjusted according to prevalent market equity conditions.

In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

Pg. 18

PRESS RELEASE Year Ended 2009

LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER IFRS

Table 6

LIABILITIES AND SHAREHOLDERS' EQUITY		Million Ch$			Thousand US$

	2008	2009	Var 08-09	Chg %	2009

CURRENT LIABILITIES
Interest-bearing loans	1,272,965	721,511	(551,454)	(43.3%)	1,422,819
Other financial liabilities	-	697	697	-	1,374
Trade accounts payable and other payables	949,309	976,506	27,198	2.9%	1,925,668
Accounts payable to related companies	116,022	111,956	(4,066)	(3.5%)	220,777
Provisions	109,532	100,024	(9,507)	(8.7%)	197,248
Current tax payable	201,275	185,286	(15,990)	(7.9%)	365,383
Other liabilities	32,081	29,880	(2,201)	(6.9%)	58,923
Deferred revenues	12,180	5,520	(6,661)	(54.7%)	10,885
Post-employment benefit obligations	5,147	4,915	(232)	(4.5%)	9,693
Hedging instruments	4,269	8,442	4,173	97.8%	16,647
Liabilities (or disposal groups) classified as held for	-	50,650	50,650	-	99,882
sale

Total current liabilities	2,702,780	2,195,388	(507,393)	(18.8%)	4,329,299

NON-CURRENT LIABILITIES
Interest-bearing loans	3,825,346	3,323,906	(501,440)	(13.1%)	6,554,735
Other financial liabilities	-	-	-	-	-
Trade accounts payable and other payables	49,134	58,728	9,594	19.5%	115,810
Accounts payable to related companies	8,978	3,557	(5,421)	(60.4%)	7,014
Provisions	212,960	250,287	37,327	0.0%	493,565
Deferred tax liabilities	635,013	573,049	(61,964)	(0)	1,130,052
Other liabilities	33,824	35,050	1,226	3.6%	69,118
Deferred revenues	4,420	3,552	(867)	(19.6%)	7,005
Post-employment benefit obligations	175,537	182,689	7,152	4.1%	360,262
Hedging instruments	104,053	206,931	102,878	98.9%	408,068

Total long-term liabilities	5,049,265	4,637,749	(411,516)	(8.2%)	9,145,630

SHAREHOLDERS´ EQUITY
Issued share capital	2,983,642	2,983,642	-	0.0%	5,883,736
Reserves	(1,403,037)	(1,481,430)	(78,393)	5.6%	(2,921,376)
Retained earnings	1,003,120	1,356,036	352,916	35.2%	2,674,099
Net income for the period	507,590	660,231	152,641	30.1%	1,301,974
Total shareholders' equity attributable to
the Parent's company	3,091,315	3,518,480	427,165	13.8%	6,938,433
Minority Interest	2,937,816	2,858,524	(79,292)	(2.7%)	5,637,003

Total shareholders' equity	6,029,131	6,377,004	347,872	5.8%	12,575,436

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,781,176	13,210,140	(571,036)	(4.1%)	26,050,365

Pg. 19

PRESS RELEASE Year Ended 2009

The company’s Total Liabilities decreased by Ch$571,036 million from the period ended on December 2008, largely due to the Ch$347,872 million increase in Shareholders’ Equity and the decrease in current plus non-current liabilitites in Ch$918,909 million. The detail is explained as follows:

• Decrease in Current Liabilities of Ch$507,393 million, a 18.8%, due to:

• Loans that accrue interest declining by Ch$551,454 million primarily in Endesa Chile for Ch$280,101 million, for the payment of bonds and the effect of a lower exchange rate and the decrease in the value of the UF, in Enersis for Ch$130,940 million for the payment of loans, in Emgesa for Ch$91,389 million, in Edegel for Ch$38,139 million, in Edelnor for Ch$15,325 million, Chilectra Ch$12,319 million and Edesur Ch$5,081 million; partially compensated by the increase in Gas Atacama for Ch$34,637 million for the transfer from long term debt, in Endesa Brazil Ch$6,799 million and in Codensa Ch$5,947 million.

• Decrease in Current tax payable for Ch$15,990 million which mainly corresponds to a lower Value Added Tax (“IVA”).

• Decrease in current provisions in Ch$9,507 million due to lower liabilities as a consequence of lower energy purchases provisions (Endesa Chile).

Partially offset by:

• Increase in trade accounts payable and other payables in Ch$27,198 million, primarily due to the increases in energy suppliers and dividends payable to third parties, partially compensated by a decrease in accounts payable to services suppliers.

• Non Current Liabilities decreased by Ch$411,516 million, equal to an 8.2%, mainly to:

• Decrease in Loans that accrue interest in Ch$501,440 million primarily in Endesa Chile for Ch$310,440 million, due to the effect of lower exchange rate and the UF, Codensa for Ch$111,437 million, due to the transfer of bonds to the short term and the conversion effect Enersis for Ch$80,805 million, Gas Atacama for Ch$54,675 million, Edegel for Ch$38,374 million, Costanera for Ch$24,416 million and El Chocón for Ch$7,429 million, partially compensated by the increase in debt at Emgesa for Ch$83,709 million due to loans in local currency, Group Endesa Brazil for Ch$36,986 million, Endesa ECO for Ch$9,524 million and in Edelnor for Ch$5,508 million.

• Decrease of Deferred tax liabilities for Ch$61,964 million as a consequence of the conversion effect in foreign subsidiaries for Ch$41,220 million and lower deferred taxes in Endesa Chile Ch$15,273 million, Edelnor Ch$13,711 million, Edesur Ch$ 5,149 million, San Isidro Ch$4,057 million and in Celta for Ch$2,936 million, partially compensated by increases in Edegel for Ch$9,192 millions, Codensa for Ch$6,024 million, Gas Atacama for Ch$5,703 million and Chilectra for Ch$2,793 million.

The above is partially offset by:

• Increase in Hedging instruments for Ch$102,878 million, basically due to the increase in the Mark to Market of derivatives in Enersis for Ch$105,988 million.

• Increase in provisions for Ch$37,327 million principally in Brazil due to higher legal claims and the conversion effect.

Net Shareholders’ equity increased by Ch$347,873 million with respect to December 2008. The Total shareholders' equity attributable to the Parent's company increased in Ch$427,165 million which is explained mainly by the Ch$660,231 million period result, the increase in coverage derivatives reserves for Ch$92,118 million, diminish in the reserves of conversion over investments and capital gains purchased for Ch$80,352 million, decrease derived from the register of the 2008 definitive dividend complement for Ch$29,773 million and the register of minimum dividend of the year 2009 for Ch$198,069 million.

Pg. 20

PRESS RELEASE Year Ended 2009

The minorities participation decreased in Ch$79,292 million, as a consequence of the conversion net effects, minimum dividend, coverage derivatives reserves and minorities net income.

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 7

								TOTAL

Million Ch$	2010	2011	2012	2013	2014	2015	Balance

Chile	181,056	111,484	21,437	213,095	378,239	2,591	880,153	1,788,056

Enersis	1,960	2,072	2,191	2,317	268,811	2,591	219,552	499,494
Chilectra	113	-	-	-	-	-	-	113
Other (*)	875	-	-	-	-	-	-	875
Endesa Chile (**)	178,109	109,411	19,246	210,778	109,428	-	660,601	1,287,574

Argentina	62,211	68,739	34,516	12,930	14,524	-	-	192,920

Edesur	10,581	17,240	14,905	385	249	-	-	43,361
Costanera	36,456	23,964	13,205	12,545	14,274	-	-	100,444
Chocon	15,035	27,535	6,405	-	-	-	-	48,975
Hidroinvest	139	-	-	-	-	-	-	139
CTM	-	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-	-

Peru	51,438	63,450	95,282	49,547	48,415	10,460	80,144	398,737

Edelnor	14,886	33,975	29,549	25,259	25,707	10,460	24,641	164,476
Edegel	36,552	29,475	65,733	24,289	22,709	-	55,503	234,261

Brazil	242,172	255,563	271,882	102,293	60,712	2,447	43,888	978,956

Endesa Brasil	55,497	-	-	-	-	-	-	55,497
Coelce	42,578	68,047	56,331	46,587	39,443	-	10,136	263,121
Ampla	78,318	120,747	149,535	48,638	13,689	1,831	13,694	426,451
Cachoeira	-	-	-	-	-	616	(616)	-
Cien	60,668	60,624	59,427	-	-	-	-	180,719
Fortaleza	5,112	6,144	6,590	7,068	7,580	-	20,674	53,168

Colombia	122,489	109,148	84,027	39,938	97,157	3,223	347,748	803,730

Codensa	82,799	49,613	8,365	39,938	62,016	3,223	113,740	359,693
Emgesa	39,690	59,535	75,662	-	35,141	-	234,009	444,037

TOTAL	659,366	608,383	507,144	417,803	599,047	18,721	1,351,934	4,162,398

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón.

Pg. 21

PRESS RELEASE Year Ended 2009

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 7.1

								TOTAL

Thousand US$	2010	2011	2012	2013	2014	2015	Balance

Chile	357,042	219,845	42,274	420,223	745,886	5,110	1,735,660	3,526,042

Enersis	3,864	4,086	4,321	4,570	530,094	5,110	432,956	985,002
Chilectra	222	-	-	-	-	-	-	222
Other	1,725	-	-	-	-	-	-	1,725
Endesa Chile (*)	351,231	215,759	37,953	415,653	215,792	-	1,302,704	2,539,093

Argentina	122,680	135,553	68,065	25,498	28,641	-	-	380,437

Edesur	20,866	33,997	29,393	760	492	-	-	85,508
Costanera	71,890	47,257	26,040	24,738	28,149	-	-	198,075
Chocon	29,649	54,298	12,632	-	-	-	-	96,579
Hidroinvest	275	-	-	-	-	-	-	275
CTM	-	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-	-

Peru	101,436	125,124	187,896	97,707	95,475	20,627	158,044	786,308

Edelnor	29,355	66,999	58,270	49,810	50,694	20,627	48,592	324,346
Edegel	72,081	58,124	129,626	47,897	44,782	-	109,452	461,962

Brazil	477,562	503,969	536,151	201,721	119,725	4,825	86,547	1,930,499

Endesa Brasil	109,440	-	-	-	-	-	-	109,440
Coelce	83,964	134,188	111,084	91,870	77,781	-	19,987	518,875
Ampla	154,442	238,112	294,882	95,913	26,995	3,611	27,005	840,961
Cachoeira	-	-	-	-	-	1,214	(1,214)	-
Cien	119,637	119,551	117,189	-	-	-	-	356,377
Fortaleza	10,080	12,117	12,995	13,938	14,948	-	40,769	104,847

Colombia	241,548	215,240	165,700	78,758	191,593	6,355	685,759	1,584,953

Codensa	163,279	97,836	16,495	78,758	122,295	6,355	224,294	709,314
Emgesa	78,269	117,404	149,205	-	69,297	-	461,465	875,640

TOTAL	1,300,269	1,199,731	1,000,086	823,907	1,181,320	36,917	2,666,010	8,208,240

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón.

EVOLUTION OF KEY FINANCIAL RATIOS

Table 8

Indicator	Unit	2008	2009	Var 08-09	Chg %

Liquidity	Times	1.09	1.17	0.08	7.3%
Acid ratio test *	Times	1.05	1.14	0.09	8.6%
Working capital	million Ch$	239,941	376,068	136,127	56.7%
Working capital	th. US$	428,723	671,954	243,230	56.7%
Leverage **	Times	1.29	1.07	(0.22)	(17.1%)
Short-term debt	%	35.0	32.0	(2.94)	(8.6%)
Long-term debt	%	65.0	68.0	2.94	4.6%

* Current assets net of inventories and prepaid expenses
** Using the ratio = Total debt / (equity + minority interest)

Indicator	Unit	2008	2009	Var 08-09	Chg %

Financial Expenses Coverage***	Times	3.80	5.21	1.42	37.6%
Op.Income / Op.Rev.	%	28.4	29.8	1.43	5.0%
ROE	%	16.4	18.8	2.34	14.3%
ROA	%	7.5	9.9	2.42	32.3%

***EBITDA/Financial Costs

Liquidity index as of December, 2009 was 1.17, an improvement of 0.08 or an equivalent of 7.3% compared to December, 2008. This situation reflects a persistent strong liquidity position, maintaining its bank borrowings and financing its investments with its cash surpluses and having a satisfactory debt maturity pattern.

Leverage ratio was 1.07, a reduction of 0.22 compared to December, 2008, mainly explained by the decrease in Total Liabilities as a consequence of the variations in the UF that affected UF-denominated

Pg. 22

PRESS RELEASE Year Ended 2009

debt and the decrease in the company’s debt stock as a result of the maturity of certain debts which were repaid using internally generated cash flow. Additionally, the improvement in the Leverage ratio is the consequence of the increase in Total Shareholder’s Equity.

Financial Expenses Coverage increased 1.42 times or an equivalent 37.6%, going from 3.80 in December 2008 to 5.21 for the current period. The aforementioned is the result of a significant increase in EBITDA generation and the positive impact in financial expenses as a result of the decrease in UF over UF-denominated debt.

Operating Income over Operating Revenues profitability increased 5.0%, reaching a 29.8% in December, 2009.

The annual ROE of the Parent Company increase from 16.4% to 18.8% in December, 2009. This increase is derived from higher results from the period despite an increase in Parent Company equity.

Annual ROA increased from 7.5% as of December 2008 to 9.9% in December 2009, reflecting the improving in 2009’s results and also a decrease in Total Assets.

Pg. 23

PRESS RELEASE Year Ended 2009

CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS

UNDER IFRS

Table 9

CASH FLOW		Million Ch$			Thousand US$

	2008	2009	Var 08-09	Chg %	2009

CASH FLOWS PROVIDED BY (USED IN) OPERATIONS

Net income (loss) for the year	1,034,182	1,311,328	277,146	26.8%	2,343,064

Adjustments to Reconcile to Operating Income	831,008	638,507	(192,501)	(23.2%)	1,140,876
Adjustments to Reconcile to Operating Income	-	-	-	-	-
Financial expenses	577,487	460,691	(116,796)	(20.2%)	823,158
Financial income	(181,753)	(159,670)	22,083	12.1%	(285,297)
Dividend income	(36)	(138)	(102)	-	(246)
Income tax	415,903	359,738	(56,165)	(13.5%)	642,775
Share of the (profit) loss of associates accounted for using the equity method,	(3,261)	(2,236)	1,025	31.4%	(3,995)
net of cash distributions received
Other (Increases) decreases to Reconcile to Operating Income	22,669	(19,878)	(42,547)	(187.7%)	(35,518)
Operating Income	1,865,190	1,949,834	84,644	4.5%	3,483,940
Non monetary adjustments:				-	-
Depreciation	330,545	346,588	16,043	4.9%	619,278
Amortization of intangibles	87,165	107,782	20,617	23.7%	192,584
(Reversal of) Impairment losses	-	65,927	65,927	-	117,798
Unrealized foreign currency exchange differences, net	-	-	-	-	-
Change in the value of Investment Property	-	-	-	-	-
Non realized Gain (loss) on the fair value of hedging instruments	-	-	-	-	-
(Gain) loss on sale of non-current assets not held for sale	(1,539)	(25,198)	(23,659)	-	(45,023)
Gain (loss) on the sale of other assets and financial liabilities	-	-	-	-	-
Participation in (profits) loss of investments	-	-	-	-	-
Increase in provisions	34,290	104,172	69,882	-	186,133
Reversal of unused provisions	(29,414)	(49,448)	(20,034)	(68.1%)	(88,354)
Used provisions	(27,282)	(38,287)	(11,005)	(40.3%)	(68,411)
(Increase) decrease in deferred tax Assets	(1,805)	(6,786)	(4,981)	(276.0%)	(12,125)
Increase (decrease) in deferred tax Liabilities	(3,008)	(3,092)	(84)	(2.8%)	(5,524)
Other non-monetary adjustments	8,924	7,679	(1,245)	(14.0%)	13,720
Total Non monetary adjustments:	397,876	509,337	111,461	28.0%	910,077
Increase (Decrease) in Working Capital in:
Increase (decrease) in non current assets and Disposal Groups
available for sale	-	(92,277)	(92,277)	-	(164,879)
Inventories	8,249	31,683	23,434	-	56,610
Trade accounts receivable and other receivables, net	(168,320)	112,512	280,832	166.8%	201,036
Prepayments	(18,692)	(4,620)	14,072	75.3%	(8,254)
Other assets	40,485	140,620	100,135	247.3%	251,259
Trade accounts payable and other payables	(55,137)	(218,629)	(163,492)	-	(390,644)
Deferred revenues	1,493	(4,037)	(5,530)	-	(7,214)
Accruals	(7,954)	(13,316)	(5,362)	(67.4%)	(23,794)
Taxes Payable	(81,059)	(134,097)	(53,038)	(65.4%)	(239,604)
Post-employment benefit obligations	19,622	10,385	(9,237)	(47.1%)	18,557
Other liabilities	(10,250)	(15,480)	(5,230)	(51.0%)	(27,659)
Increase (Decrease) in Working Capital	(271,561)	(187,256)	84,305	31.0%	(334,586)
Cash Flows provided by (used in) Other Operating Activities
Proceeds from Dividends classified as operational	-	-	-	-	-
Payments of dividends classified as operating	-	-	-	-	-
Proceeds from interest received classified as operating	-	-	-	-	-
Payments of interest classified as operating	-	-	-	-	-
Proceeds from refunded income tax	3,980	195	(3,785)	(95.1%)	348
Payments of income tax	(83,099)	(233,884)	(150,785)	(181.5%)	(417,901)
Other inflows (outflows) from other operating activities	(1,189)	103	1,292	108.7%	185
Net cash flows provided by (used in) operating activities	(80,307)	(233,586)	(153,279)	(190.9%)	(417,368)

NET CASH FLOW FROM OPERATING ACTIVITIES	1,911,197	2,038,330	127,133	6.7%	3,642,063

Pg. 24

PRESS RELEASE Year Ended 2009

UNDER IFRS

Cont. Table 9

NET CASH FLOW FROM OPERATING ACTIVITIES	1,911,197	2,038,330	127,133	6.7%	3,642,063

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES					-

Proceeds from sales of property, plant and equipment	14,139	7,559	(6,580)	(46.5%)	13,507
Proceeds from sales of intangible assets	-	5,292	5,292	-	9,456
Proceeds from sales of other financial assets	7,731	190,167	182,436	-	339,788
Proceeds from the sale of other assets	-	-	-	-	-
Other cash flows provided by (used in) investing activities	86,576	9,848	(76,728)	(88.6%)	17,596
Proceeds from dividends classified for investing purposes	5,826	2,676	(3,150)	(54.1%)	4,781
Proceeds from interest received classified for investing purposes	11,043	4,346	(6,697)	(60.6%)	7,766
Purchase of property, plant and equipment	(496,751)	(526,522)	(29,771)	(6.0%)	(940,783)
Acquisitions of investment properties	(50)	(13)	37	74.9%	(23)
Acquisitions of intangible assets	(284,741)	(209,940)	74,801	26.3%	(375,118)
Acquisitions of subsidiaries, net of cash acquired	-	-	-	-	-
Acquisitions of associates	-	-	-	-	-
Acquisitions of joint ventures, net of cash acquired	-	(19,912)	(19,912)	-	(35,579)
Loans to related companies	(27,299)	(8,615)	18,684	68.4%	(15,393)
Other investment disbursements	(23,576)	(322,154)	(298,578)	-	(575,620)

NET CASH FLOW FROM INVESTING ACTIVITIES	(707,101)	(867,267)	(160,166)	(22.7%)	(1,549,621)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES					-

Loans obtained	1,091,907	578,126	(513,781)	(47.1%)	1,032,988
Proceeds from issuance of other financial liabilities	332,344	248,314	(84,030)	(25.3%)	443,685
Proceeds from loans from related companies	412	-	(412)	(100.0%)	-
Revenue from other financing sources	470	8	(462)	(98.2%)	15
Payments of loans	(893,390)	(807,136)	86,254	9.7%	(1,442,181)
Repayment of other financial liabilities	(329,637)	(476,216)	(146,579)	(44.5%)	(850,896)
Repayments of liabilities for financial leases	(6,996)	(3,172)	3,824	54.7%	(5,667)
Payments of loans to related parties	(14,160)	(16,987)	(2,827)	(20.0%)	(30,351)
Payments of interest classified for financing purposes	(230,037)	(252,737)	(22,700)	(9.9%)	(451,587)
Dividends paid to minority interest	(311,148)	(356,030)	(44,882)	(14.4%)	(636,150)
Dividends paid to shareholders of the company	(149,062)	(222,577)	(73,515)	(49.3%)	(397,698)
Other cash flows provided by (used in) financing activities	-	-	-	-	-

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(509,297)	(1,308,406)	(799,109)	(156.9%)	(2,337,844)

Net Increase (Decrease) in Cash and Cash Equivalents	694,799	(137,343)	(832,142)	(119.8%)	(245,403)

Effects of foreign exchange rate variations on cash and cash equivalents	34,386	(45,818)	(80,204)	-	(81,867)

Effect of changes in scope of consolidation on cash and cash equivalents	-	-	-	-	-

Beginning balance of cash and cash equivalents, statement of cash flows	588,877	1,318,062	729,185	123.8%	2,355,097

Ending Balance of Cash and Cash Equivalents, Statement of Cash Flows	1,318,062	1,134,901	(183,161)	(13.9%)	2,027,827

The company generated a negative cash flow of Ch$137,343 million for the period, which can be broken down as follows:

Operating activities generated a positive net cash flow of Ch$2,038,330 million that represents an increase of 6.7% regarding last year’s. This cash flow is composed primarily with net income of the period for Ch$1,311,328 million, adjustments to reconcile to operating income for Ch$638,507 million, non monetary adjustments for Ch$ 509,337 million mainly for fixed asset amortization and depreciation for Ch$520,297 million, provisions for Ch$104,172 million, partially compensated by the reversal of provisions for Ch$87,736 million.

In addition, variations in working capital show a Ch$187,256 million decrease for and the utilization of flows in other operating activities for Ch$233,586 million, being tax paid the principal amount for Ch$233,884.

Investment activities generated a net negative cash flow of Ch$867,267 million, which compared whith the same period of the preceding year represents a decrease of 22.7% or Ch$160,166 million. This flow corresponds primarily to the incorporation of fixed assets for Ch$526,522 million, intangibles purchases

Pg. 25

PRESS RELEASE Year Ended 2009

for Ch$209,940 million mainly attributable to Edegel and Edelnor, investments in related companies for Ch$310,384 million (Edegel, Edelnor and Cundinamarca), other disposal in investments for Ch$31,682 million. The former is partially compensated by proceeds for sale of financial assets by Ch$190,167 million (Codensa Hogar and Empresa Eléctrica de Bogotá) and fixed assets and intangible sales for Ch$12,852 million.

Financing activities originated a negative cash flow of Ch$ 1,275,788 million, due to repayments of loans for Ch$ 807,136 million, dividends paid for Ch$578,607 million, interests paid for Ch$220,119 million and other financial payments for Ch$476,216 million. The aforementioned was partially compensated for Loans obtained for Ch$578,126 million and Proceeds from issuance of bonds for Ch$248,314 million.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 10

	Interest Received			Dividends Received			Others
	Millions Ch$		Thousand US$	Millions Ch$		Thousand US$	Millions Ch$		Thousand US$

	2008	2009	2009	2008	2009	2009	2008	2009	2009

Argentina	1,072	812	1,452	187	4,719	8,432	-	-	-
Peru	-	-	-	13,825	24,670	44,080	-	-	-
Brazil	14,610	6,640	11,864	57,105	175,916	314,324	-	-	-
Colombia	-	-	-	59,588	54,512	97,401	-	47,914	85,612
Chile	-	-		-	-		-	-

Total	15,683	7,452	13,316	130,706	259,817	464,238	-	47,914	85,612

	Total Cash Received
	Millions Ch$		Thousand US$

	2008	2009	2009

Argentina	1,259	5,532	9,884
Peru	13,825	24,670	44,080
Brazil	71,715	182,556	326,188
Colombia	59,588	102,426	183,014
Chile	-	-	-

Total	146,388	315,183	563,166

Source: Internal Financial Report

Pg. 26

PRESS RELEASE Year Ended 2009

CAPEX AND DEPRECIATION

Table 11

	Payments for Additions of Fixed assets				Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
Million Ch$	2008	2009	2009	2008	2009	2009

Endesa Chile	254,225	314,067	561,171	182,631	192,773	344,444
Cachoeira	1,938	2,922	5,221	6,903	7,218	12,898
Endesa Fortaleza	1,357	3,653	6,527	7,735	7,646	13,661
Cien	1,263	-	-	17,033	18,060	32,269
Chilectra S.A.	61,805	43,846	78,343	17,284	20,276	36,229
Edesur S.A.	71,127	46,997	83,974	16,430	16,006	28,600
Edelnor S.A.	34,569	37,708	67,377	18,667	19,696	35,192
Ampla (*)	127,334	107,203	191,548	46,053	55,496	99,160
Coelce (*)	148,251	93,291	166,691	34,271	40,991	73,243
Codensa S.A.	58,166	68,834	122,991	51,745	55,084	98,424
Cam Ltda.	2,931	3,004	5,368	2,029	1,742	3,113
Inmobiliaria Manso de Velasco Ltda.	2,197	705	1,259	253	253	452
Synapsis Soluciones y Servicios Ltda.	5,491	3,906	6,979	3,126	2,851	5,095
Holding Enersis y sociedades de Inversión	1,681	880	(1,147)	1,090	1,169	2,088

Total	772,335	727,015	1,296,303	405,248	439,260	784,867

(*) Includes concessions intangible assets.

THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP

Commercial and Regulatory Risk

The Group’s activities are subject to a broad range of governmental standards and environmental regulations. Any modification of such standards and issues may affect the Group’s activities, economic situation and operating results.

The Group’s distribution activity is subject to a broad range of rules regarding tariffs and other issues that govern their activities in each of the countries where it operates and which could modify distribution subsidiaries operating results.

The Group’s generation activity requires environmental impact studies, acquisition of licenses, permits and other mandatory approvals as well as to be in compliance with all the requirements provided for in such licenses, permits and standards.

The Group’s generation activity is subject to existing hydrological and atmospheric conditions in the broad geographic zones in which the Group’s hydroelectric generating plants are located. Commercial policies have been planned in order to moderate the possible impact of changes in these variables.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total gross debt was 36.0% as of December 2009 on a consolidated basis.

Pg. 27

PRESS RELEASE Year Ended 2009

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate these risks.

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: Foreign currency debts contracted by Group’s companies, payments made on international markets for the acquisition of projects related materials, group companies’ incomes directly linked to the evolution of the dollar and Cash flows from subsidiary companies to headquarters in Chile are exposed to exchange rate fluctuations.

In order to mitigate exchange rate risks, Enersis’ exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to dollar and the asset and liability levels in such currency. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Enersis is exposed to the price fluctuation risk on some commodities, basically of fuel purchases for the electricity generation and also of energy transactions in the local markets.

With the objective of reducing risks in extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants’ sound energy capacity in a dry year and includes risk mitigation clauses in some contracts with non regulated clients.

Liquidity Risk

In engaging committed long term borrowing facilities and short term financial investments the Group maintains a consistent liquidity policy, for the adequate amounts required to support projected needs for the period, contingent with the situation and the expectations of the debt and equity markets.

As of December, 2009, the Enersis Group held liquidity in the amount of Ch$ 1,134,900 million in cash and cash equivalent and Ch$235,550 million in available credit lines. As of December, 2008, the Enersis Group held liquidity in the amount of Ch$ 1,318,062 million in cash and cash equivalent and Ch$127,290 million in available credit lines.

Credit Risk

Credit risk in accounts receivable, originating from trading activities, is historically very limited given that the short term collection conditions to customer doesn’t allow them to individually accumulate significant amounts. Additionally, in the case of the so called “unregulated clients” of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee demands are defined.

Furthermore, in our electricity generating business line, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts such lack of payment is established as cause for contract termination. To this end, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which, as has been said, are limited.

In turn, in our electricity distribution business line, the energy supply cut-off is, in all cases, a power held by our companies when faced with default by our customers, applied in accordance with the regulation in force in each country, enabling the credit risk evaluation and control process, which in fact is also limited.

Pg. 28

PRESS RELEASE Year Ended 2009

Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with established limits set for each entity (not more than 30% per entity).

In the selection of banks for investment, consideration is given to those that hold two investment grade classifications, considering the three main international risk agencies (Moody’s, S&P and Fitch).

Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

Derivatives are engaged through highly solvent entities such that about 90% of operations are carried out with entities that hold an A or higher rating.

Risk Measurement

The Enersis Group measures the Value at Risk of its debt and financial derivatives positions with a view to guaranteeing that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results. The positions portfolio used in the calculations of the current Value at Risk is comprised of debt and financial derivatives.

The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% probability. To this end the volatility of the risk variables that affect the value of the positions portfolio has been studied, including: The U.S. dollar Libor interest rate, the usual banking local indexes for debts, and taking into account the different currencies our companies operate under and the exchange rates of the different currencies involved in the calculation.

Other Risks

A portion of Enersis and Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment – after any applicable grace period – of the debts of Enersis and Endesa Chile, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million dollars (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million dollars, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

Similarly, nonpayment – after any given applicable grace period - of the debts of these companies or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of US$ 30 million dollars, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from risk classification agencies could trigger prepayments. Nevertheless, a modification in the Standard & Poor’s (S&P) debt risk classification in foreign currency could trigger a change in the margin applicable to determine the interest rate, in the credit loans issued in 2004 and 2006.

Pg. 29

PRESS RELEASE Year Ended 2009

ARGENTINA

GENERATION

ENDESA COSTANERA

Operating income amounted to Ch$ 4,380 million, 76% below the level of the same period of 2008. The above is explained by lower physical sales, an increase in Procurements and Services costs due to higher fuel consumption and negative conversion effect from local currency to Chilean pesos, which reduced 7.9% the year 2009 results compared to last year’s figure.

Table 12

Endesa Costanera	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	240,087	231,422	(8,666)	(3.6%)	413,501
Procurements and Services	(188,737)	(190,815)	(2,078)	(1.1%)	(340,946)
Contribution Margin	51,350	40,606	(10,744)	(20.9%)	72,555
Other Costs	(15,690)	(17,368)	(1,678)	(10.7%)	(31,032)

Gross Operating Income (EBITDA)	35,661	23,239	(12,422)	(34.8%)	41,522

Depreciation and Amortization	(17,236)	(18,859)	(1,623)	(9.4%)	(33,696)

Operating Income	18,425	4,380	(14,045)	(76.2%)	7,826

Figures may differ from those accounted under Argentine GAAP.

Table 16

Endesa Costanera	2008	2009	Var 08-09	Chg %

GWh Produced	8,540	8,172	(368)	(4.3%)
GWh Sold	8,543	8,284	(260)	(3.0%)
Market Share	8.1%	7.9%	(0.1%)	-

EL CHOCÓN

Showed higher reservoir water levels accumulated in the early months of the year, thus providing greater hydroelectric generation. With this, El Chocón improved its operating income to Ch$ 38,700 million as of December 2009, with physical sales increasing by 61.4% compared to the same period of 2008. Negative conversion effect from local currency to Chilean pesos reduced 7.9% the year 2009 results compared to last year’s figure.

Table 13

El Chocón		Million Ch$			Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	44,141	65,298	21,158	47.9%	116,674
Procurements and Services	(17,503)	(17,724)	(221)	(1.3%)	(31,669)
Contribution Margin	26,638	47,574	20,936	78.6%	85,005
Other Costs	(4,158)	(5,191)	(1,033)	(24.8%)	(9,275)

Gross Operating Income (EBITDA)	22,480	42,383	19,904	88.5%	75,730

Depreciation and Amortization	(3,449)	(3,683)	(234)	(6.8%)	(6,581)

Operating Income	19,031	38,700	19,670	103.4%	69,149

Figures may differ from those accounted under Argentine GAAP.

Pg. 30

PRESS RELEASE Year Ended 2009

Table 14

El Chocón	2008	2009	Var 08-09	Chg %

GWh Produced	1,940	3,783	1,843	95.0%
GWh Sold	2,554	4,122	1,567	61.4%
Market Share	2.4%	3.9%	1.5%	-

DISTRIBUTION

EDESUR

Operating income decreased mainly due to decrease in physical sales and higher employee expenses and other fixed operating expenses, situation related with higher inflation costs, partially compensated by payments from regulator through the MMC and PUREE. Negative conversion effect from local currency to Chilean pesos reduced 7.9% the year 2009 results compared to last year’s figure.

Table 15

Edesur	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	333,266	324,518	(8,749)	(2.6%)	579,844
Procurements and Services	(159,169)	(153,917)	5,252	3.3%	(275,016)
Contribution Margin	174,098	170,601	(3,497)	(2.0%)	304,828
Other Costs	(111,437)	(122,210)	(10,772)	(9.7%)	(218,362)

Gross Operating Income (EBITDA)	62,660	48,391	(14,269)	(22.8%)	86,465

Depreciation and Amortization	(17,033)	(16,516)	517	3.0%	(29,510)

Operating Income	45,627	31,876	(13,751)	(30.1%)	56,955

Figures may differ from those accounted under Argentine GAAP.

Table 16

Edesur	2008	2009	Var 08-09	Chg %

Customers (Th)	2,262	2,305	43	1.9%
GWh Sold	16,160	16,026	(134)	(0.8%)
Clients/Employee	873	877	4	0.4%
Energy Losses %	10.6%	10.5%	(0.2%)	(1.6%)

Pg. 31

PRESS RELEASE Year Ended 2009

BRAZIL

ENDESA BRASIL

Table 17

Endesa Brasil	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	1,939,140	1,958,614	19,474	1.0%	3,862,383
Procurements and Services	(1,119,726)	(1,057,983)	61,743	(5.5%)	(2,086,341)
Contribution Margin	819,414	900,631	81,217	9.9%	1,776,042
Other Costs	(238,083)	(255,151)	(17,068)	7.2%	(503,156)

Gross Operating Income (EBITDA)	581,331	645,480	64,149	11.0%	1,272,886

Depreciation and Amortization	(114,465)	(131,888)	(17,423)	15.2%	(260,084)

Operating Income	466,866	513,592	46,726	10.0%	1,012,802

Net Financial Income	(113,816)	(59,969)	53,848	(47.3%)	(118,258)
Financial income	118,860	100,509	(18,351)	(15.4%)	198,203
Financial expenses	(198,955)	(185,208)	13,747	(6.9%)	(365,229)
Income (Loss) for indexed assets and liabilities	-	-	-	-	-
Foreign currency exchange differences, net	(33,722)	24,730	58,452	(173.3%)	48,768
Gains	59,906	46,431	(13,475)	(22.5%)	91,561
Losses	(93,627)	(21,700)	71,927	(76.8%)	(42,793)
Net Income from Related Comp. Cons. By the	-	-	-	-	-
Prop. Eq. Method
Net Income from Other Investments	-	-	-	-	-
Net Income from asset sales	401	276	(125)	(31.1%)	544

Net Income before Taxes	353,450	453,899	100,449	28.4%	895,088

Income Tax	(66,187)	(106,585)	(40,398)	61.0%	(210,185)
Continued Operations Result	287,263	347,314	60,051	20.9%	684,903
Gain (Loss) from discontinued operations,	-	-	-	-	-
Net from taxes
Dicontinued Operations Result	287,263	347,314	60,051	20.9%	684,903

NET INCOME	287,263	347,314	60,051	20.9%	684,903

Net Income Attributable to Owners of the
Company	194,650	237,684	43,033	22.1%	468,711

Net Income Attributable to Minority Interest
	92,613	109,631	17,018	18.4%	216,192

GENERATION

CACHOEIRA

Operating Income decreased due to lower market sales prices mainly explained by better hydrological conditions in Brazil compared to higher prices in 2008. Negative conversion effect from local currency to Chilean pesos reduced 6.5% the year 2009 results compared to last year’s figure.

Table 18

Cachoeira	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	147,105	88,300	(58,805)	(40.0%)	157,773
Procurements and Services	(39,270)	(23,600)	15,670	39.9%	(42,168)
Contribution Margin	107,835	64,700	(43,135)	(40.0%)	115,605
Other Costs	(6,103)	(6,820)	(718)	(11.8%)	(12,187)

Gross Operating Income (EBITDA)	101,732	57,880	(43,853)	(43.1%)	103,419

Depreciation and Amortization	(6,951)	(7,250)	(300)	(4.3%)	(12,955)

Operating Income	94,782	50,629	(44,153)	(46.6%)	90,464

Figures may differ from those accounted under Brazilian GAAP.

Pg. 32

PRESS RELEASE Year Ended 2009

Table 19

Cachoeira	2008	2009	Var 08-09	Chg %

GWh Produced	3,308	2,820	(488)	(14.8%)
GWh Sold	4,403	3,862	(541)	(12.3%)
Market Share	1.1%	1.0%	(0.1%)	-

FORTALEZA (CGTF)

Operating Income increased mainly due to lower energy purchased costs, as a consequence of lower market prices. Negative conversion effect from local currency to Chilean pesos reduced 6.5% the year 2009 results compared to last year’s figure.

Table 20

Fortaleza	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	110,163	138,595	28,432	25.8%	247,640
Procurements and Services	(65,587)	(38,643)	26,944	41.1%	(69,047)
Contribution Margin	44,576	99,952	55,376	124.2%	178,592
Other Costs	(8,010)	(8,351)	(340)	(4.2%)	(14,921)

Gross Operating Income (EBITDA)	36,566	91,601	55,035	150.5%	163,671

Depreciation and Amortization	(8,056)	(7,675)	381	4.7%	(13,714)

Operating Income	28,510	83,926	55,416	194.4%	149,957

Figures may differ from those accounted under Brazilian GAAP.

Table 21

Fortaleza	2008	2009	Var 08-09	Chg %

GWh Produced	71	499	429	604.6%
GWh Sold	2,690	3,007	317	11.8%
Market Share	0.7%	0.8%	0.1%	-

TRANSMISSION

CIEN

Operating Income increased mainly due to contracts signed to export energy to Uruguay and Argentina, initiating this activity in February, while in 2008, commercialization activities started on April. The latter was partially affected by negative conversion effect from local currency to Chilean pesos.

Table 22

Cien		Million Ch$			Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	72,777	97,961	25,185	34.6%	175,036
Procurements and Services	(290)	(20,025)	(19,735)	-	(35,780)
Contribution Margin	72,487	77,936	5,450	7.5%	139,256
Other Costs	(9,665)	(11,842)	(2,177)	(22.5%)	(21,159)

Gross Operating Income (EBITDA)	62,821	66,095	3,273	5.2%	118,097

Depreciation and Amortization	(17,099)	(18,102)	(1,002)	(5.9%)	(32,344)

Operating Income	45,722	47,993	2,271	5.0%	85,753

Figures may differ from those accounted under Brazilian GAAP.

Pg. 33

PRESS RELEASE Year Ended 2009

DISTRIBUTION

AMPLA

Operating Income increased mainly due to increasing demand and the higher average sales prices and tolls, partially compensated by the increase in the energy purchase costs, higher energy losses and a negative conversion effect due to Real depreciation relative to the Chilean peso.

Tariff Review for the period 2009-2014 was held on March 2009 and the ANEEL set an adjustment of 0.82% to the final tariffs. Additionally, the annual revision designed to protect the company versus uncontrollable costs increases and inflation, set an adjustment of 10.95% in the final tariffs.

Table 23

Ampla	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	964,909	1,001,031	36,122	3.7%	1,788,629
Procurements and Services	(624,626)	(619,675)	4,951	0.8%	(1,107,227)
Contribution Margin	340,283	381,356	41,073	12.1%	681,402
Other Costs	(124,999)	(137,765)	(12,766)	(10.2%)	(246,157)

Gross Operating Income (EBITDA)	215,283	243,591	28,308	13.1%	435,245

Depreciation and Amortization	(46,817)	(56,566)	(9,749)	(20.8%)	(101,072)

Operating Income	168,466	187,025	18,559	11.0%	334,174

Figures may differ from those accounted under Brazilian GAAP.

Table 24

Ampla	2008	2009	Var 08-09	Chg %

Customers (Th)	2,466	2,522	55	2.2%
GWh Sold	9,119	9,394	275	3.0%
Clients/Employee	1,900	2,042	142	7.5%
Energy Losses %	20.2%	21.2%	1.0%	5.1%

COELCE

Operating Income increased mainly due to higher energy average sales prices, higher physical sales and lower energy losses. The latter was partially offset by the negative conversion effect from local currency to Chilean pesos.

Tariff Review for the period 2007-2011 was held on March 2009 and the ANEEL set an adjustment of 11.25% to the final tariffs. Additionally, the annual revision designed to protect the company versus uncontrollable costs increases and inflation, set an adjustment of 11.95% in the final tariffs.

Table 25

Coelce	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	759,779	766,723	6,944	0.9%	1,369,972
Procurements and Services	(505,546)	(490,036)	15,509	3.1%	(875,591)
Contribution Margin	254,234	276,687	22,453	8.8%	494,381
Other Costs	(78,931)	(83,481)	(4,551)	(5.8%)	(149,163)

Gross Operating Income (EBITDA)	175,303	193,206	17,903	10.2%	345,218

Depreciation and Amortization	(35,361)	(42,031)	(6,670)	(18.9%)	(75,100)

Operating Income	139,942	151,175	11,233	8.0%	270,118

Figures may differ from those accounted under Brazilian GAAP.

Pg. 34

PRESS RELEASE Year Ended 2009

Table 26

Coelce	2008	2009	Var 08-09	Chg %

Customers (Th)	2,842	2,965	124	4.4%
GWh Sold	7,571	7,860	289	3.8%
Clients/Employee	2,224	2,285	61	2.7%
Energy Losses %	11.7%	11.6%	(0.1%)	(1.3%)

CHILE

GENERATION

ENDESA CHILE

Consolidated Income Statement of Endesa Chile

Table 27

Endesa Chile	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	2,536,388	2,418,919	(117,469)	(4.6%)	4,322,095
Procurements and Services	(1,304,453)	(976,146)	328,307	25.2%	(1,744,166)
Contribution Margin	1,231,935	1,442,773	210,838	17.1%	2,577,930
Other Costs	(171,167)	(185,701)	(14,534)	(8.5%)	(331,809)

Gross Operating Income (EBITDA)	1,060,768	1,257,072	196,304	18.5%	2,246,121

Depreciations and Amortizations	(186,605)	(240,142)	(53,537)	(28.7%)	(429,082)

Operating Income	874,164	1,016,931	142,767	16.3%	1,817,039

Net Financial Income	(188,895)	(170,794)	18,101	9.6%	(305,173)
Financial income	34,323	25,316	(9,007)	(26.2%)	45,234
Financial expenses	(198,440)	(188,368)	10,071	5.1%	(336,574)
Income (Loss) for indexed assets and liabilities	(18,950)	9,275	28,226	148.9%	16,573
Foreign currency exchange differences, net	(5,828)	(17,017)	(11,189)	(192.0%)	(30,406)
Gains	42,223	31,785	(10,437)	(24.7%)	56,794
Losses	(48,052)	(48,803)	(751)	(1.6%)	(87,200)
Net Income from Related Comp. Cons. By the Prop. Eq.	82,132	98,458	16,326	19.9%	175,923
Method
Net Income from Other Investments	1,016	(90)	(1,107)	(108.9%)	(161)
Net Income from asset sales	(708)	65	773	109.2%	116

Net Income before Taxes	767,708	944,569	176,860	23.0%	1,687,744

Income Tax	(210,178)	(172,468)	37,709	17.9%	(308,164)
Continued Operations Result	557,531	772,100	214,570	38.5%	1,379,579
Gain (Loss) from discontinued operations, Net from	-	-	-	-	-
taxes
Dicontinued Operations Result	557,531	772,100	214,570	38.5%	1,379,579

NET INCOME	557,531	772,100	214,570	38.5%	1,379,579

Net Income Attributable to Owners of the
Company	433,177	627,053	193,876	44.8%	1,120,411

Net Income Attributable to
Minority Interest	124,354	145,047	20,693	16.6%	259,168

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

The Operating Income in Chile reached an important increase due to a drop in operating costs. This growth is mainly explained by the decrease in liquid fuel prices, improved hydrological conditions which result in lower fuel consumption and less energy purchases, a decrease in toll costs and higher availability of gas.

Pg. 35

PRESS RELEASE Year Ended 2009

Table 28

Chilean Operations	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	1,609,158	1,373,231	(235,927)	(14.7%)	2,453,672
Procurements and Services	(871,056)	(511,522)	359,534	41.3%	(913,981)
Contribution Margin	738,102	861,709	123,607	16.7%	1,539,691
Other Costs	(74,405)	(81,484)	(7,079)	(9.5%)	(145,595)

Gross Operating Income (EBITDA)	663,697	780,225	116,528	17.6%	1,394,096

Depreciation and Amortization	(95,960)	(140,185)	(44,225)	(46.1%)	(250,481)

Operating Income	567,737	640,040	72,304	12.7%	1,143,616

Table 29

Chilean Companies	2008	2009	Var 08-09	Chg %

GWh Produced	21,267	22,239	972	4.6%
GWh Sold	21,532	22,327	795	3.7%
Market Share	40.8%	42.1%	1.3%	-

DISTRIBUTION

CHILECTRA

Operating Income decreased due to lower energy purchase-sales margin resulting from lower VAD index as a result of the November 2008 tariff setting and Subtransmission decree which applied since January 2009.

Pg. 36

PRESS RELEASE Year Ended 2009

Table 30

Chilectra	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Sales	1,023,839	1,061,071	37,232	3.6%	1,895,909
Other operating income	54,442	23,275	(31,166)	(57.2%)	41,588
Total Revenues	1,078,280	1,084,346	6,066	0.6%	1,937,497
Procurements and Services	(762,601)	(840,654)	(78,054)	(10.2%)	(1,502,071)
Contribution Margin	315,680	243,692	(71,988)	(22.8%)	435,426
Other Costs	(82,927)	(91,544)	(8,617)	(10.4%)	(163,569)

Gross Operating Income (EBITDA)	232,753	152,148	(80,605)	(34.6%)	271,857

Depreciation and Amortization	(19,130)	(23,116)	(3,986)	(20.8%)	(41,304)

Operating Income	213,623	129,032	(84,591)	(39.6%)	230,553

Net Financial Income	(24,721)	2,907	27,628	111.8%	5,194
Financial income	15,332	14,892	(440)	(2.9%)	26,609
Financial expenses	(23,194)	(17,385)	5,810	25.0%	(31,063)
Income (Loss) for indexed assets and liabilities	(3,049)	458	3,507	115.0%	819
Foreign currency exchange differences, net	(13,810)	4,941	18,752	135.8%	8,829
Gains	55	8,283	8,228	15030.2%	14,800
Losses	(13,865)	(3,342)	10,523	75.9%	(5,971)
Net Income from Related Comp. Cons. By the	74,875	82,757	7,882		147,869
Prop. Eq. Method				10.5%
Net Income from Other Investments	-	83	83	-	148
Net Income from assets sales	(303)	12,051	12,354	4072.9%	21,532

Net Income before Taxes	263,473	226,829	(36,644)	(13.9%)	405,295

Income Tax	(37,443)	(21,064)	16,379	43.7%	(37,638)
Continued Operations Result	226,030	205,765	(20,265)	(9.0%)	405,767
Gain (Loss) from discontinued operations, Net	-	-	-	-	-
from taxes
Dicontinued Operations Result	226,030	205,765	(20,265)	(9.0%)	405,767

NET INCOME	226,030	205,765	(20,265)	(9.0%)	367,658

Net Income Attributable to Owners	236,700	203,309	(33,390)	(14.1%)	363,270
of the Company

Net Income Attributable to	(10,670)	2,455	13,125	123.0%	4,387
Minority Interest

Table 31

Chilectra	2008	2009	Var 08-09	Chg %

Customers (Th)	1,534	1,579	45	2.9%
GWh Sold	12,535	12,585	49	0.4%
Clients/Employee	2,139	2,160	21	1.0%
Energy Losses %	5.9%	6.1%	0.2%	2.8%

Pg. 37

PRESS RELEASE Year Ended 2009

COLOMBIA

GENERATION

EMGESA

Operating income of our generation business in Colombia reached Ch$ 250,811 million through December 2009, 15.7% higher than the same period in 2008. This improvement is mainly explained by an increase of average prices measured in local currency given lower hydrology conditions during the period as well as an increase of physical sales of 2.7% over 2008. This situation led to a weaker production mix, thus a 43% growth of procurements and services, in which energy purchases increased as well as fuel consumption for thermal generation. EBITDA, or gross operating income, increased 16.1% in the period, reaching Ch$ 287,328 million through December 2009.

In addition, Negative conversion effect from local currency to Chilean pesos reduced 5.6% the year 2009 results compared to last year’s figure.

Table 32

Emgesa	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	401,470	500,964	99,494	24.8%	895,117
Procurements and Services	(128,688)	(184,067)	(55,379)	(43.0%)	(328,890)
Contribution Margin	272,782	316,897	44,115	16.2%	566,228
Other Costs	(25,403)	(29,569)	(4,166)	(16.4%)	(52,834)

Gross Operating Income (EBITDA)	247,378	287,328	39,949	16.1%	513,393

Depreciation and Amortization	(30,560)	(36,516)	(5,956)	(19.5%)	(65,247)

Operating Income	216,818	250,811	33,993	15.7%	448,147

* Please notice that these figures could differ from those accounted under Colombian GAAP.

Table 33

Emgesa	2008	2009	Var 08-09	Chg %

GWh Produced	12,905	12,674	(232)	(1.8%)
GWh Sold	16,368	16,806	438	2.7%
Market Share	21.9%	20.5%	(1.4%)	-

DISTRIBUTION

CODENSA

Operating Income decrease is mainly explained by the negative conversion effect from local currency to Chilean pesos and the increase in operating expenses, partially compensated by higher purchase-sales margins.

Table 34

Codensa	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	661,154	740,360	79,206	12.0%	1,322,866
Procurements and Services	(334,349)	(393,206)	(58,857)	(17.6%)	(702,576)
Contribution Margin	326,805	347,154	20,349	6.2%	620,290
Other Costs	(70,101)	(88,302)	(18,201)	(26.0%)	(157,777)

Gross Operating Income (EBITDA)	256,704	258,852	2,147	0.8%	462,513

Depreciation and Amortization	(53,725)	(58,967)	(5,243)	(9.8%)	(105,362)

Operating Income	202,980	199,885	(3,095)	(1.5%)	357,151

* Please notice that these figures could differ from those accounted under Colombian GAAP.

Pg. 38

PRESS RELEASE Year Ended 2009

Table 35

Codensa	2008	2009	Var 08-09	Chg %

Customers (Th)	2,285	2,361	76	3.3%
GWh Sold	11,822	11,837	15	0.1%
Clients/Employee	2,452	2,321	(130)	(5.3%)
Energy Losses %	8.1%	8.2%	0.1%	1.6%

PERU

GENERATION

EDEGEL

Operating income was Ch$ 76,049 million, an increase of Ch$ 24,276 million over December 2008. This is mainly explained by a better production mix given the positive hydrology conditions during the year. This situation allowed procurements and services costs to reduce by 26.9% compared to 2008, with lower fuel consumption and costs of energy purchases.

Table 36

Edegel	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	208,497	213,625	5,128	2.5%	381,702
Procurements and Services	(98,453)	(72,014)	26,439	26.9%	(128,673)
Contribution Margin	110,044	141,611	31,567	28.7%	253,029
Other Costs	(22,038)	(27,350)	(5,312)	(24.1%)	(48,868)

Gross Operating Income (EBITDA)	88,006	114,262	26,256	29.8%	204,161

Depreciation and Amortization	(36,233)	(38,213)	(1,980)	(5.5%)	(68,278)

Operating Income	51,772	76,049	24,276	46.9%	135,883

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Table 37

Edegel	2008	2009	Var 08-09	Chg %

GWh Produced	8,102	8,163	61	0.8%
GWh Sold	8,461	8,321	(140)	(1.7%)
Market Share	31.6%	30.7%	(0.9%)	-

DISTRIBUTION

EDELNOR

Operating Income increased due to higher purchase-sales margins, an increase in physical sales and a reduction on energy losses.

Pg. 39

PRESS RELEASE Year Ended 2009

Table 38

Edelnor	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	253,652	301,472	47,820	18.9%	538,667
Procurements and Services	(149,816)	(185,707)	(35,890)	(24.0%)	(331,818)
Contribution Margin	103,836	115,766	11,930	11.5%	206,849
Other Costs	(31,090)	(32,831)	(1,742)	(5.6%)	(58,663)

Gross Operating Income (EBITDA)	72,746	82,934	10,188	14.0%	148,186

Depreciation and Amortization	(19,802)	(20,509)	(707)	(3.6%)	(36,646)

Operating Income	52,944	62,425	9,481	17.9%	111,540

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Table 39

Edelnor	2008	2009	Var 08-09	Chg %

Customers (Th)	1,028	1,061	33	3.2%
GWh Sold	5,599	5,716	117	2.1%
Clients/Employee	1,800	1,782	(18)	(1.0%)
Energy Losses %	8.2%	8.1%	(0.1%)	(1.2%)

OPERATING INCOME BY SUBSIDIARY

Summary of operating revenues, operating costs (including procurements, services and other costs) and operating income of all Enersis’ subsidiaries, for the years ended in December 2008 and December 2009, detailed as follows:

Table 40

		2008			2009

Million Ch$	Operating	Operating	Operating	Operating	Operating	Operating
	Revenues	Costs	Income	Revenues	Costs	Income

Endesa Chile (*)	2,536,388	(1,662,225)	874,164	2,418,919	(1,401,989)	1,016,931
Cachoeira (**)	147,105	(52,323)	94,782	88,300	(37,671)	50,629
Fortaleza (***)	110,163	(81,653)	28,510	138,595	(54,669)	83,926
Cien (**)	72,777	(27,055)	45,722	97,961	(49,969)	47,993
Chilectra	1,078,280	(864,657)	213,623	1,084,346	(955,314)	129,032
Edesur	333,266	(287,639)	45,627	324,518	(292,642)	31,876
Distrilima (Edelnor)	253,652	(200,708)	52,944	301,472	(239,047)	62,425
Ampla	964,909	(796,443)	168,466	1,001,031	(814,006)	187,025
Investluz (Coelce)	759,779	(619,837)	139,942	766,723	(615,548)	151,175
Codensa	661,154	(458,174)	202,980	740,360	(540,475)	199,885
CAM Ltda.	180,696	(174,306)	6,390	155,736	(153,447)	2,289
Inmobiliaria Manso de Velasco Ltda.	14,712	(12,145)	2,568	10,464	(4,103)	6,361
Synapsis Soluciones y Servicios IT Ltda.	69,804	(60,680)	9,124	74,312	(66,520)	7,792
Enersis Holding and other investment vehicles	13,292	(40,906)	(27,613)	14,987	(34,931)	(19,943)
Consolidation Adjustments	(636,386)	642,810	6,424	(767,837)	735,079	(32,758)

Total Consolidation	6,559,591	(4,695,941)	1,863,651	6,449,888	(4,525,252)	1,924,636

Pg. 40

PRESS RELEASE Year Ended 2009

		2009

Thousand US$	Operating	Operating	Operating
	Revenues	Costs	Income

Endesa Chile (*)	4,322,095	(2,505,056)	1,817,039
Cachoeira (**)	157,773	(67,309)	90,464
Fortaleza (***)	247,640	(97,682)	149,957
Cien (**)	175,036	(89,284)	85,753
Chilectra	1,937,497	(1,706,944)	230,553
Edesur	579,844	(522,889)	56,955
Distrilima (Edelnor)	538,667	(427,127)	111,540
Ampla	1,788,629	(1,454,456)	334,174
Investluz (Coelce)	1,369,972	(1,099,854)	270,118
Codensa	1,322,866	(965,715)	357,151
CAM Ltda.	278,268	(274,178)	4,090
Inmobiliaria Manso de Velasco Ltda.	18,697	(7,332)	11,365
Synapsis Soluciones y Servicios IT Ltda.	132,780	(118,857)	13,923
Enersis Holding and other investment vehicles	26,779	(62,414)	(35,635)
Consolidation Adjustments	(1,371,962)	1,313,431	(58,531)

Total Consolidation	11,524,582	(8,085,665)	3,438,917

(*) Since January 1st, 2009, includes Gas Atacama, Transqullota e HydroAysén
(**) Consolidated by Endesa Chile until September 30th, 2005. Since October 1st, 2005 is consolidated by Enersis through Endesa Brasil.
(***) Since October 1st, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil

Pg. 41

PRESS RELEASE Year Ended 2009

OWNERSHIP OF THE COMPANY AS OF DECEMBER 31ST, 2009

CONFERENCE CALL INVITATION

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Thursday, January 28th, 2010, 9:30 a.m. Eastern Time (11:30 a.m. Chilean Time). There will be a question and answer session following management's comments. Representing Enersis will be Mr. Alfredo Ergas, Chief Financial Officer and Mr. Ricardo Alvial, Risk Management & I.R. Director.

To participate, please dial +1 (617) 213-4850 or +1 (888) 679-8038 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 35689692

To access the phone replay, please dial +1 (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 47884403.

For this Conference Call you can access previously to the pre-registration site at https://www.theconferencingservice.com/prereg/key.process?key=RBGDFXNE3 and make your registration quicker. If not, please connect approximately 15 minutes prior to the scheduled start time. You can also access to the conference call replay through our website at http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=83615&eventID=2679201.

Pg. 42

PRESS RELEASE Year Ended 2009

CONTACT INFORMATION

For further information, please contact us:

Ricardo Alvial
Risk Management and IR Director
ram@e.enersis.cl
56 (2) 353 4682

Carmen Poblete	Denisse Labarca	Bárbara López	Cristián Del Sante
Shares Department	Investor Relations	Investor Relations	Investor Relations
Associate	Associate	Associate	Associate
cpt@e.enersis.cl	dla@e.enersis.cl	bllf@e.enersis.cl	cdb@e.enersis.cl
56 (2) 353 4447	56 (2) 353 4492	56 (2) 353 4552	56 (2) 353 4555

María Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 43

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: January 28, 2010